UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            WEIRTON STEEL CORPORATION
                            -------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    948774104
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                               2

                             CUSIP NO.  948774104           13G
                                      ---------------
--------------------------------------------------------------------------------
1.       Name of Reporting Person           JWA Investments II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           2,164,500
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      2,164,500
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,164,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    5.3%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           PN

--------------------------------------------------------------------------------
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                                                                               3

                             CUSIP NO.  948774104           13G
                                      ---------------
--------------------------------------------------------------------------------
1.       Name of Reporting Person           JWA Investments Corp.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           3,570,500
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      3,570,500
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,570,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9    8.7%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           CO

--------------------------------------------------------------------------------
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                                                                               4

                             CUSIP NO.  948774104           13G
                                      ---------------
--------------------------------------------------------------------------------
1.       Name of Reporting Person           John W. Adams
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a)   [_]
         if a Member of a Group             (b)   [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------
Number of Shares  (5)      Sole Voting Power           3,570,500
Beneficially      (6)      Shared Voting Power         0
Owned by Each     (7)      Sole Dispositive Power      3,570,500
Reporting Person  (8)      Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,570,500
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                        ______

--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row 9    8.7%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------

                  This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of April 20,2000 (the "Statement"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Weirton Steel Corporation (the "Company").


Item 1.           (a)      NAME OF ISSUER

                  Weirton Steel Corporation

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  400 Three Springs Drive
                  Weirton, West Virginia 26062


Item 2.           (a)      NAMES OF PERSONS FILING

                  JWA Investments Corp. ("JWA General Partner")
                  JWA Investments II, L.P. ("JWA II")
                  John W. Adams ("Adams" and, together with JWA General Partner and JWA II, the "Reporting Persons")

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  885 Third Avenue
                  34th Floor
                  New York, NY 10022

                  (c)      CITIZENSHIP

                  JWA General Partner -- Delaware
                  JWA II -- Delaware
                  Adams -- United States

                  (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Shares")

                  (e)      CUSIP NUMBER

                  948774104


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4. As of December 31, 2000, JWA II beneficially owns an aggregate of

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                                                                               6

                  2,164,500 shares of Common Stock which represents approximately 5.3% of the issued and outstanding shares of Common Stock. JWA II has the sole power to vote or direct the vote of 2,164,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 2,164,500 shares of Common Stock.

                  JWA General Partner is the General Partner of JWA II and JWA Investments III, L.P. ("JWA III"). JWA III beneficially owns an aggregate of 1,406,000 shares of Common Stock, which represents approximately 3.2% of the issued and outstanding shares of Common Stock. As the general partner of JWA II and JWA III, JWA General Partner beneficially owns an aggregate of 3,570,500 shares of Common Stock, which represents approximately 8.7% of the issued and outstanding shares of Common Stock. As the general partner of JWA II and JWA III, JWA General Partner has the sole power to vote or to direct the vote of 3,570,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,570,500 shares of Common Stock.

                  Adams is the sole shareholder of JWA General Partner and may be deemed to beneficially own an aggregate of 3,570,500 shares of Common Stock which represents approximately 8.7% of the issued and outstanding shares of Common Stock. Adams may be deemed to have the sole power to vote or direct the vote of 3,570,500 shares of Common Stock and the sole power to dispose or to direct the disposition of 3,570,500 shares of Common Stock.


Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.


Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  See Item 4.


Item 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

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                                                                               7

Item 10.          CERTIFICATION

                  Not applicable.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]



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                                                                               8


                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 9, 2001


                                        JWA INVESTMENTS CORP.


                                        /s/  John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                        JWA INVESTMENTS II, L.P.


                                        By:  JWA INVESTMENTS CORP.
                                             its General Partner


                                        /s/  John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                        /s/  John W. Adams
                                        ---------------------------------------
                                        John W. Adams